UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

1.	APPOINTMENT OF VICE PRESIDENT, PLANNING AND SUPPLY CHAIN

On June 28, 2018, Birks Group Inc. (the “Company”) ratified the appointment Ms. Maryame El Bouwab to the position of Vice President, Planning and Supply Chain, effective June 1, 2018. Ms. El Bouwab has been with the Company since March 2013. Prior to her appointment, she was the Company’s Vice President, Merchandise Planning from February 1, 2017 to April 30, 2018 and the Company’s Director of Merchandise Planning from March 2013 to February 2017. Prior to joining the Company, Ms. El Bouwab was, from 2005 to 2012, with Mexx Canada where she held the position of Merchandise Planning Manager and with Lucky Brand Jeans as Merchandising and Planning & Allocation Manager. The Company entered into an employment agreement (the “Agreement”) with Ms. El Bouwab. Ms. El Bouwab holds a DESS (Master in Advanced Studies) in Business Administration from Université Paris Dauphine in France and a Masters in International Business from Université Blaise Pascal in France. There are no family relationships between Ms. El Bouwab and any director or other executive officer of the Company and there are no related party transactions between the Company and Ms. El Bouwab.

2.	DEPARTURE OF VICE PRESIDENT, CHIEF TALENT OFFICER

As a result of a reorganization, the Company will eliminate the position of Vice-President, Chief Talent Officer, currently held by Ms. Hélène Messier, effective September 30, 2018 (the “Termination Date”). Ms. Miranda Melfi, currently Vice-President, Legal Affairs and Corporate Secretary will, in addition to her current responsibilities, be assuming the responsibilities of the human resources department as of October 1, 2018. By mutual agreement, Ms. Messier will assist in the transition of the human resources duties to Ms. Melfi. The Company entered into a separation agreement with Ms. Hélène Messier pursuant to which she will receive certain compensation and benefits in accordance with Quebec employment laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: July 13, 2018		Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Employment Agreement dated June 29, 2018 entered into between Birks Group Inc. and Maryame El Bouwab.